FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: April 5, 2005	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

EXHIBIT INDEX

1.	Press Release dated April 5, 2005.
2.	Material Change Report, dated April 5, 2005

EXHIBIT 1

GLENCAIRN GOLD CORPORATION

500 - 6 Adelaide St. East, Toronto, ON M5C 1H6 Tel.: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE	TSX: GGG
APRIL 5, 2005	AMEX: GLE

Glencairn Closes Sale of Vogel Property to Lake Shore Gold

Glencairn Gold Corporation is pleased to announce it has closed the previously announced sale of its Vogel Property in Timmins, Ontario to Lake Shore Gold Corp.

Glencairn received C$3 million in cash and 100,000 Lake Shore common shares at closing. Lake Shore has agreed to make a further cash payment of C$500,000 to Glencairn once 600,000 oz. of gold have been confirmed on the property.

To find out more about Glencairn Gold Corporation (TSX:GGG, AMEX:GLE), visit our website at www.glencairngold.com.

Glencairn Gold Corporation	Renmark Financial Communications Inc.
Kerry Knoll, President and CEO	Sylvain Laberge, slaberge@renmarkfinancial.com
Tel.: 416-860-0919	Tel.: 514-939-3989
www.glencairngold.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

EXHIBIT 2

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Glencairn Gold Corporation 6 Adelaide Street East, Suite 500 Toronto, Ontario M5C 1H6

2.	Date of Material Change

April 5, 2005

3.	News Release

A news release with respect to the material change referred to in this report was issued on April 5, 2005 and subsequently filed on SEDAR.

4.	Summary of Material Change

Glencairn Gold Corporation (the “Company”) announced that it has closed the previously announced sale of its Vogel Property in Timmins, Ontario to Lake Shore Gold Corp. (“Lake Shore”).

5.	Full Description of Material Change

The Company announced that it has closed the previously announced sale of its Vogel Property in Timmins, Ontario to Lake Shore.

The Company received C$3 million in cash and 100,000 Lake Shore common shares at closing. Lake Shore has agreed to make a further cash payment of C$500,000 to the Company once 600,000 ounces of gold have been confirmed on the property.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Kerry Knoll, President and Chief Executive Officer of Glencairn Gold Corporation at (416) 860-0919.

9.	Date of Report

April 5, 2005.

GLENCAIRN GOLD CORPORATION Per: /s/ Lorna MacGillivray Lorna MacGillivray Corporate Secretary & General Counsel